China Organic Agriculture, Inc.

                        Jilin Province Songyuan City ErMaPao Green Rice Limited,
                               East Ping Feng Xiang Zheng Fu, Qian Guo District, Songyuan City, Jilin Province, P.R. China. 131108
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Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C.  20549

         Re: China Organic Agriculture, Inc.
             Request for Withdrawal of
             Registration Statement on Form SB-2 (File No.: 333-145198)

Ladies and Gentlemen:

China Organic Agriculture, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2, with all exhibits thereto, filed with the Securities and Exchange Commission on August 7, 2007, (the "Registration Statement"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended.

In addition to the expense and time which would be required to complete the registration, the Company believes that due to changes in the Company's financing plans, registration would not be in the best interests of the Company or its shareholders. It has accordingly determined to withdraw the Registration Statement.

As the filing has not been declared effective, none of the shares which were to be registered in the above-referenced filing have been sold and/or distributed.

Should you have any questions regarding the above, or require further information, please do not hesitate to contact the undersigned. You may also contact the Company's counsel, Vincent J. McGill Esq., at Eaton & Van Winkle LLP, 3 Park Avenue, New York NY 10016, telephone number (212) 561-3604.

Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned.

                                                 CHINA ORGANIC AGRICULTURE, INC.

Dated: 02/21/2008


                                                 By: /s/ Changqing Xu
                                                     ---------------------------
                                                     Changqing Xu
                                                     Chief Executive Officer